UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION 2003 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Microsoft Corporation

2003 Employee Stock Purchase Plan

Financial Statements as of December 31, 2009 and

2008, and for Each of the Three Years in the Period

Ended December 31, 2009, and Report of

Independent Registered Public Accounting Firm

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Microsoft Corporation

2003 Employee Stock Purchase Plan

Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation 2003 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Seattle, Washington

March 25, 2010

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS - Plan Cash Held by Microsoft	$5,559,976	$10,669,106

LIABILITIES - Payable to Participants	5,559,976	10,668,945

NET ASSETS AVAILABLE FOR BENEFITS	$0	$161

See notes to financial statements.

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009

	2009	2008	2007
ADDITIONS:
Employee contributions	$483,754,243	$489,233,640	$460,187,597

DEDUCTIONS:
Cost of shares purchased	478,194,428	478,565,052	454,913,121
Payable to Participants	5,559,976	10,668,945	5,274,559

NET DEDUCTIONS	$483,754,404	$489,233,997	$460, 187,680

CHANGES IN ASSETS AVAILABLE FOR BENEFITS	(161)	(357)	(83)

ASSETS AVAILABLE FOR BENEFITS
Beginning of year	161	518	601

End of year	$0	$161	$518

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009

1. THE PLAN

Accounting Principles — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General — The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan covers substantially all employees of Microsoft Corporation (the “Company”) who are considered “regular employees” of the Company, whose hire date is before the first business day of the offering period, and where customary employment is for more than five months in any calendar year.

Contributions — Participants may make contributions to the Plan through payroll deductions (not exceeding 15% of their compensation) for the purpose of purchasing the Company’s common stock. The Plan operates with separate consecutive three-month periods with the following offering dates: July 1, October 1, January 1, and April 1. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Note 2).

Share Purchase and Withdrawals — Participants are granted the option to purchase shares of the Company’s common stock from the Company at 90% of the fair market value on the last business day of the three-month periods ending March 31, June 30, September 30 and December 31. If, prior to the end of any period, a participant elects to withdraw from the Plan or has been terminated, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Security transactions are accounted for as of trade date. Participants of the Plan purchased 22,389,195 shares, 20,818,394 shares, and 16,774,379 shares of the Company’s common stock during the years ended December 31, 2009, 2008, and 2007, respectively. Under the Plan, 72,797,041 shares are reserved for future issue. Refunds from participant withdrawals have not been significant. The maximum number of shares that will be offered under the Plan is 200,000,000.

Payable to Participants — Payable to participants represents cash in participant accounts that was contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in a three-month period (see Limitations). All such amounts will be refunded to participants from the Plan and as such are not included in net assets available for benefits.

Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares under the Plan. Under the Plan, no participant may purchase more than 2,000 shares of stock during a three-month offering period, for a total of 8,000 shares annually. Additionally, participants are prohibited from purchasing shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year.

Plan Administration — All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

MICROSOFT CORPORATION

2003 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008, AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009

2. TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

•	December 1, 2012

•

The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation

•	The date the Board acts to terminate the Plan

•	The date when all shares reserved under the Plan have been purchased.

In the event of a dissolution, merger, or acquisition, the Company may permit a participating employee to exercise options to the extent that employee payroll deductions have accumulated. In the event of termination, Plan assets will be distributed to the participants.

3. PLAN ASSETS

The Plan’s cash is maintained by the Company on behalf of the Plan.

*  *  *  *  *  *

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation 2003 Employee Stock Purchase Plan

/S/ LISA BRUMMEL
Lisa Brummel
Senior Vice President, Human Resources
Date: March 25, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-16665 and 333-102240 of Microsoft Corporation on Form S-8 of our report dated March 25, 2010, appearing in this Annual Report on Form 11-K of the Microsoft Corporation 2003 Employee Stock Purchase Plan for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Seattle, Washington

March 25, 2010